RMS

18005907

SECU
SEC
Mail Processing
Section
FEB 28 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-26037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Benedum-Trees Building, 223 Fourth Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D. Ruscetti 412-391-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350 (Address) Bridgeville (City) PA (State) 15017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Financial Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
F. David Ruscetti, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 14, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Harvest Financial Corporation

Financial Statements and Supplemental Information

Table of Contents

Year Ended December 31, 2017

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harvest Financial Corporation (a Pennsylvania corporation) as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harvest Financial Corporation's management. Our responsibility is to express an opinion on Harvest Financial Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harvest Financial Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Harvest Financial Corporation's financial statements. The supplemental information is the responsibility of Harvest Financial Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

We have served as Harvest Financial Corporation's auditor since 1994

Bridgeville, Pennsylvania

February 12, 2018

Financial Statements

Harvest Financial Corporation

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	58,482
Receivable from clearing organization		53,092
Receivable from brokers/dealers - other		2,977
Prepaid expenses		30,426
Deferred income tax asset		28,216
	$	173,193

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	83,405
Accrued expenses		10,599
Income taxes payable		840
Total Liabilities		94,844
Stockholders' Equity:		
Common stock, no par or stated value; 400,000 shares authorized, 293,080 issued and outstanding		135,285
Additional paid-in capital		28,499
Accumulated deficit		(85,435)
		78,349
	$	173,193

Harvest Financial Corporation

Statement of Income

Year Ended December 31, 2017

Revenues:	
Commission revenues	$ 1,435,674
Advisory fees	493,227
Other revenues	8,176
Interest income	592
	1,937,669
Operating Expenses:	
Clearing expenses	22,926
Other selling expenses	48,212
Occupancy and equipment expense	143,386
Communications and data processing	30,337
Employment costs	1,630,041
General and administrative expenses	58,967
	1,933,869
Net Income Before Income Taxes	3,800
Income Taxes	(1,821)
Net Income	$ 5,621

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2016	$ 135,285	$ 28,499	$ (91,056)	$ 72,728
Net Income	-	-	5,621	5,621
Balance, December 31, 2017	$ 135,285	$ 28,499	$ (85,435)	$ 78,349

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Statement of Cash Flows

Year Ended December 31, 2017

Increase (Decrease) in Cash		
Cash flows from operating activities:		
Net income	$	5,621
Adjustments to reconcile net earnings to net cash used by operating activities:		
Deferred income taxes		(2,661)
(Increase) decrease in:		
Receivable from clearing organization		10,536
Receivable from brokers/dealers - other		(229)
Prepaid expenses		(8,213)
Increase (decrease) in:		
Commissions payable		(10,892)
Accrued expenses		(2,762)
Income taxes payable		840
Net cash used by operating activities		(7,760)
Net Decrease in Cash		(7,760)
Cash, beginning of year		66,242
Cash, end of year	$	58,482

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Notes to Financial Statements

Year Ended December 31, 2017

1. Organization and Nature of Business

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a registered investment advisor pursuant to the provisions of 301(e) under the Pennsylvania Securities Act of 1972 and provides its clients with discretionary account management services and investment advisory services on either a discretionary or non-discretionary basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC) and is headquartered in Pittsburgh, Pennsylvania.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2017, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2017, the clearing deposit account amounted to $25,018 and is included in cash on the statement of financial condition.

Revenue Recognition - Commissions

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

2. Summary of Significant Accounting Policies (Continued)

Commission revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized when received as trail commission revenues are generally paid in arrears, and not readily determinable by management.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Revenue Recognition - Advisory Fees

Investment program and advisory fees are billed on a quarterly basis at the beginning of every quarter or when the program commences. By the end of the quarter, all program and advisory fees revenue are earned and recognized. If a program or contract is terminated, the program or advisor fees are reimbursed to the client on a pro-rata basis.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $6,982 for the year ended December 31, 2017.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating loss carryforwards that are available to offset future taxable income.

Date of Management's Review

The Company has evaluated subsequent events through February 12, 2018, which is the date the financial statements were available to be issued.

3. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

4. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2017, the Company did not exceed the insured limit.

5. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2017, the Company had net capital of $17,644, and a net capital ratio (aggregate indebtedness divided by net capital) of 5.38 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2017, there were no material differences.

6. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Company and at the Washington, D.C. and Regional Office of the Commission.

7. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total pension cost, including matching contributions, amounted to $2,254 for the year ended December 31, 2017.

8. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

8. Income Taxes (Continued)

For Federal income tax purposes, the Company has a net operating loss carryforward at December 31, 2017 of approximately $78,400. For state income tax purposes, the Company has net operating loss carryforward at December 31, 2017 of approximately $117,500, that may be offset against future taxable income. The Company estimates that the entire amount of both federal and state net operating loss carryforwards will be utilized prior to expiration beginning in 2029. At December 31, 2017, deferred assets of $28,216, have been recognized.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2017, the Company's open audit periods are 2014 through 2017 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes, as well as the impact of the rate changes from the 2018 Tax Cuts and Job Act on deferred income taxes.

The provision for income taxes in the statement of income consists of the following components:

Currently payable:		
State	$	840
Deferred income taxes:		
Federal		1,682
State		364
Changes in enacted rate (Federal)		(4,707)
	$	(1,821)

9. Lease Commitments

The Company leases office space (3,400 square feet), from Springhouse Investments, LLC, an entity related to the majority shareholder of the Company, under a non-cancellable operating lease which provides for monthly lease payments of $5,209. Beginning in January 2017, the rent will increase to $5,249 for six months, $5,399 for eighteen months, followed by a decrease to $4,661 for the remainder of the lease term. This lease commenced on March 1, 2014 and expires on February 28, 2029. Rent expense amounted to $63,887 for the year ended December 31, 2017.

The future minimum lease payments required by the current office lease are as follows:

Year ending December 31	
2018	$ 64,787
2019	55,932
2020	55,932
2021	55,932
2022	55,932
Thereafter	344,914
	$ 633,429

The Company leases furniture and office equipment from Marshall, Henry & Co., LLC, a shareholder of the Company, under two cancellable leases. Both leases were entered into on July 1, 2016 and provide for combined monthly payments of $894 through June 2020. Payments under this lease amounted to $10,727 in 2017.

In addition, the Company leases computer equipment from J.M. Ruscetti, an individual related to certain shareholders of the Company, under a cancellable lease. This lease, which was entered into October 2016, provides for monthly payments of $494 through September 2019. Payments under this lease amounted to $5,932 in 2017.

Finally, the Company leases certain office equipment under an operating lease which is renewed on an annual basis. Total rent expense under this lease amounted to $1,834 for the year ended December 31, 2017.

Supplemental Information

Harvest Financial Corporation

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2017

Net Capital:		
Total stockholders' equity	$	78,349
Deductions:		
Accounts receivable		2,063
Prepaid expenses		30,426
Deferred tax asset		28,216
Total non-allowable assets		60,705
Net Capital		17,644
Net Capital Requirements		6,323
Net Capital in Excess of Minimum Requirements	$	11,321
Aggregate Indebtedness	$	94,844
Ratio of Aggregate Indebtedness to Net Capital		5.38

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	17,644
Audit Adjustments		-
Changes to Non-Allowable Assets		-
Net Capital Per Broker/Dealer's Unaudited Part II	$	17,644

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii), in which (1) Harvest Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvest Financial Corporation claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (exemption provisions) and (2) Harvest Financial Corporation stated that Harvest Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Harvest Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvest Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 12, 2018

HARVEST
Financial Corporation
Investments / Securities
Member FINRA / SIPC

1600 Benedum-Trees Building
223 Fourth Avenue
Pittsburgh, PA 15222
(412) 391-1466
1-800-837-1466
(412) 391-1406 Fax

Harvest Financial Corporation

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry accounts of customers on its books; and therefore claims exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Harvest Financial Corporation met the described exemption provisions in 15c3-3(k) throughout the most recent fiscal year, ending December 31, 2017, without exception.

[signature] 1-16-18

F. David Ruscetti
President

Date